MINTZ LEVIN

KENNETH R. KOCH | 212 692 6768 | kkoch@mintz.com

                                                                Chrysler Center
                                                               666 Third Avenue
                                                             New York, NY 10017
                                                                   212-935-3000
                                                               212-983-3115 fax
                                                                  www.mintz.com

                               November 6, 2006

VIA EDGAR

Jay Williamson and Pam Howell
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      RE:    SERVICES ACQUISITION CORP. INTERNATIONAL
             PROXY STATEMENT ON SCHEDULE 14A
             FILE NO. 000-32552

Dear Mr. Williamson and Ms. Howell:

     On behalf of Services Acquisition Corp. International (the "Company" or
"SACI"), set forth below are two e-mails sent to the Staff on each of September
15, 2006 and September 25, 2006. You have requested that such e-mails be filed via EDGAR as correspondence. Pursuant to that request, please see the below text and the attachments to those e-mails that are also filed herewith.

                                       September 15, 2006 E-Mail and Attachments
                                       -----------------------------------------

Terrence and Babette:

Attached are three files, a chronology, a spread sheet and the responses to the questions you posed, regarding the Heartland transaction.

I know it is short notice, but was wondering if you would be available to discuss these on Tuesday afternoon with the group. As usual, I would give you a list of the attendees by email. No one from national will be on the call.

Please let me know if you are available.

Thanks and have a good weekend.

                     MIDWEST DEVELOPER TRANSACTION TIMELINE

BACKGROUND: Jamba Juice Company (the "Company") as part of its franchising business sells territory development rights to developers. These rights grant the developer exclusive rights to build Jamba Juice stores in a specific geographical area. An area developer will pay two types of fees, territory development fees and front end franchise fees. Territory development fees are paid to the Company as part of an agreement to open and operate a specific number of stores in a specified territory. The amount of the fee is based on the number of stores to be opened pursuant to the development agreement and secures the territory for exclusivity during the development period. This fee is due at the time the development agreement is executed. Recognition of this fee is deferred and it is recognized at the time the store opens.

The Company also charges a "front end" franchise fee. The front end franchise fees are paid for every store a franchisee or area developer opens. This fee is for providing operational materials, new store opening planning and functional training courses. It is due at the time the franchise agreement for each store is executed. This fee is also recognized as revenue when the store opens.

TRANSACTIONS WITH MIDWEST DEVELOPER: Below is a specific listing and description of all the transactions that occurred between Midwest Developer and the Company from 1999 - 2005:

FISCAL 1999

 In 1999, the Company sold the development right for 50 stores to an area developer ("Midwest Developer") for the Chicago, Minneapolis, and Milwaukee
markets. The purchase price for this territory was $500,000 and was allocated to the stores expected to be opened in each of the markets as follows: Chicago
$350,000, Minneapolis $130,000 and Milwaukee $20,000.

The Midwest Developer also agreed to pay the Company a front end franchise fee of $12,500 for each of the first 25 stores and a $7,500 fee per store for the second 25 stores to be opened.

The Company received $500,000 upon the signing of the development agreement. The entry recorded upon sale of the franchise right and the receipt of the cash was as follows:

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

1.       Cash                               Cash                           $500,000
         Deferred Territory - S/T           Deferred Fran Revenue                           $80,000
         Deferred Territory - L/T           Deferred Fran Revenue                           $420,000

To record deferred revenue for territory development fees collected in advance.

During fiscal 1999 no stores were opened and no further activity occurred.

                                                                               1

FISCAL 2000

During fiscal year 2000, the Midwest Developer opened up eight stores. With the opening of those eight stores, the Company recorded the following entries:

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

 2.      Deferred Territory                 Deferred Fran Revenue          $80,000
         Territory Revenue                  Franchise Revenue                               $80,000

To record the recognition of revenue from the territory development fee for the eight opened stores.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

3.       Cash                               Cash                           $100,000
         Deferred Front End Fees            Deferred Fran Revenue                           $20,000
         Front End Fee Revenue              Franchise Revenue                               $80,000

The Company recorded revenue on the straight line basis for front end fees
[$10,000 per store]. Cash collected for front end fees was to be paid $12,500 for the first 25 stores and $7,500 for the second twenty five stores.

In fiscal 2000, the Company invoiced for royalty and advertising. All transactions with Midwest Developer were being recorded on the accrual basis at this time as the Company believed that such amounts would be collected timely.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

4.       Accounts Receivable                Accounts Receivable            $167,000
         Royalty Revenue                    Franchise Revenue                               $102,000
         Advertising Contribution           Other operating expense                         $65,000

Royalties and advertising from Midwest Developer recorded on the accrual basis.

5.       Cash                               Cash                           $85,000
         Accounts Receivable                Accounts Receivable                             $85,000

Cash payments received from Midwest Developer.

THE COMPANY'S BALANCE SHEET REFLECTED THE FOLLOWING BALANCES AT FISCAL 2000 YEAR
END RELATED TO THE MIDWEST DEVELOPER:

         Accounts Receivable                Accounts Receivable            $82,000
         Deferred Fran Revenue              Deferred Fran Revenue                           $440,000

                                                                               2

FISCAL 2001

Midwest Developer opened seven stores in 2001. The Company billed and recorded front end fee revenue related to these stores in 2001 as well as recognized additional territory revenue.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

6.       Deferred Territory                 Deferred Fran Revenue          $70,000
         Territory Revenue                  Franchise Revenue                               $70,000

Entry is to record the recognition of revenue for the seven opened stores in
2001.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

7.       Cash                               Cash                           $87,500
         Deferred Front End Fees            Deferred Fran Revenue                           $17,500
         Front End Fee Revenue              Franchise Revenue                               $70,000

The Company recorded revenue on the straight line basis for front end fees
[$10,000 per store]. Cash collected for front end fees was to be paid $12,500 for the first 25 stores and $7,500 for the second twenty five stores

In fiscal 2001, the Company invoiced for royalty and advertising. At the beginning of fiscal year 2001 the Company accounted for transactions with
Midwest Developer on the accrual basis.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

8.       Accounts Receivable                Accounts Receivable            $209,000
         Royalty Revenue                    Franchise Revenue                               $134,000
         Advertising Contribution           Other operating expense                         $75,000

Royalties and advertising contributions from Midwest Developer recorded on the accrual basis.

9.       Cash                               Cash                           $29,000
         Accounts Receivable                Accounts Receivable                             $29,000

Cash payments received from Midwest Developer

As the year continued, it became apparent to the Company that the collection of outstanding balances from the Midwest Developer was in doubt. As they became delinquent in their payment obligations, the Company recorded a reserve on its total outstanding receivable.

10.      Bad Debt Expense                   Other operating expense        $262,000
         Accounts Receivable Reserve        Accounts Receivable                             $262,000

To reserve outstanding accounts receivable.

                                                                               3

Based on the Company's history with Midwest Developer, it was also decided that future royalty and advertising contributions with this Company should be recorded on the cash basis. The following entry records the subsequent royalty and advertising contributions to the accounts receivable balance and fully reserves all amounts due from the Midwest Developer.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

11.      Accounts Receivable                Accounts Receivable            $114,000
         Accounts Receivable Reserve        Accounts Receivable                             $114,000

To record royalty receivable and related reserve, as revenue was being recorded on a cash basis.

At the end of fiscal 2001 the Company's balance sheet only included deferred revenue of $382,500 related to the Midwest Developer's unopened stores. The revenue from the Midwest Developer was fully reserved.

THE COMPANY'S BALANCE SHEET REFLECTED THE FOLLOWING BALANCES AT FISCAL 2001 YEAR
END RELATED TO THE MIDWEST DEVELOPER:

         Accounts Receivable                Accounts Receivable            $376,000
         Accounts Receivable Reserve        Accounts Receivable                             $376,000
         Deferred Fran Revenue                                                              $387,500

FISCAL 2002

With delinquencies growing from Midwest Developer, the Company decided to restructure their agreement partially forgiving accounts receivable and rolling the remaining outstanding Accounts Receivable into a note which was immediately fully reserved. The note called for specific payments based upon a payment schedule and accrued interest. The entry to record this transaction was as follows:

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

12.      Accounts Receivable Reserve        Accounts Receivable            $146,000
         Accounts Receivable                Accounts Receivable                             $146,000

To record the partially forgiveness of accounts receivable. This had no financial statement impact as balance had been fully reserved.

13.      Note Receivable                    Accounts Receivable            $230,000
         Accounts Receivable                Accounts Receivable                             $230,000

To record the origination of the note receivable.

14.      Accounts Receivable Reserve        Accounts Receivable            $230,000
         Note Receivable Reserve            Accounts Receivable                             $230,000

                                                                               4

To record the reserve on the note receivable.

The Company also recorded a small amount of revenue for cash that was actually collected, since royalties and advertising were recorded on the cash basis.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

15.      Note Receivable Reserve            Accounts Receivable            $28,000
         Cash                               Cash                           $28,000
         Note Receivable                    Accounts Receivable                             $28,000
         Royalty Revenue                    Franchise Revenue                               $11,000
         Advertising Contribution           Other operating expense                         $17,000

To record the franchise revenue to the extent cash was received

16.      Note Receivable                    Accounts Receivable            $491,000
         Note Receivable Reserve            Accounts Receivable                             $491,000

To record royalty receivable and related reserve for the full amount

THE COMPANY'S BALANCE SHEET REFLECTED THE FOLLOWING BALANCES AT FISCAL 2002 YEAR
END RELATED TO THE MIDWEST DEVELOPER:

         Note Receivable                    Accounts Receivable            $693,000
         Note Receivable Reserve            Accounts Receivable                             $693,000
         Deferred Fran Revenue                                                              $387,500

FISCAL 2003

The Company continued to record the royalty and advertising contributions to the accounts receivable balance and fully reserved all amounts due from the Midwest
Developer. The following entry records the royalty and advertising contributions due from the Midwest Developer from the start of fiscal 2003 (July 2002) up until the next Restructuring Agreement (September 2002).

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

17.      Notes Receivable                   Accounts Receivable            $60,000
         Notes Receivable Reserve           Accounts Receivable                             $60,000

To record royalty receivable and related reserve for the full amount

A second Midwest Restructuring Agreement (the "MRA") was negotiated in fiscal
2003. It was prompted by Midwest Developer's continued inability to meet its obligations to the Company, its need for capital and the need to implement stronger measures in order to protect the Jamba Juice brand in the markets in which Midwest Developer was operating. The key elements of this second restructuring involved (i) the purchase by the Company of the exclusive development rights in the Chicago market in exchange for a Note Payable by the
Company to Midwest Developer for $1,250,000 ($250,000 due at closing and the remainder over four years), (ii) restructuring of the Note Receivable with respect to

                                                                               5

Midwest Developer's payment obligations, (iii) retention of the Company to manage Midwest Developer's stores in each of its three designated market areas, terminable by either party on thirty days' notice, and authorizing, but not requiring, the Company to make advances to cover operating expenses and (iv)
creation of a right, commencing in 2007, of Midwest Developer to "put" all of its stores in each of its designated markets to the Company, and the Company to call these stores from Midwest Developer. Due to the distressed situation of the
Midwest Developer and the interrelated relationship between the Company and the
Midwest Developer, the Company determined that accounting for the transaction at stated value was not appropriate in this circumstance since this was not an arms-length transaction. The Company accounted for this transaction as a repossessed franchisee as described in paragraphs 18 and 19 of SFAS No. 45. The following series of entries followed the cash basis of accounting.

As part of the MRA with Midwest Developer, Jamba Juice was to pay $1,250,000, of
which $250,000 was to be paid on closing. This payment was waived by Midwest
Developer in exchange for a reduction in their Note Payable to Jamba Juice for prior past due balances. The Company recorded this transaction as follows (the application of this payment did not have any financial statement impact):

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

18.      Note Receivable Reserve            Accounts Receivable            $250,000
         Accounts Receivable & NR           Accounts Receivable                             $250,000

To net the first $250k payment against the Note Reserve

In addition to the entry above, the Company as part of the MRA rolled additional outstanding AR balances into a new note. The new note accrued interest at 4% and had a specific payment schedule. The entry to adjust the note to its carrying value was as follows:

19.      Note Receivable                    L/T Assets                     $503,000
         Accounts Receivable & NR           Accounts Receivable                             $503,000

As part of the Illinois Rights acquisition, the Company agreed to roll the past due A/R and remaining promissory note to a new note receivable. This entry is the reclass of Midwest Developer A/R to N/R from unpaid royalties and advertising contributions

20.      Note Receivable Reserve            Accounts Receivable            $503,000
         Accounts Receivable Reserve        L/T Assets                                      $503,000

 This entry is to reclass this A/R reserve to a Note Receivable reserve.

                                                                               6

The Company then recorded the following transaction to account for the following
(i) recording of the remaining Note Payable, (ii) record the NPV on the note,
(iii) reduction of deferred revenue for the stores that Midwest Developer will no longer be allowed to develop in Illinois, (iv) reduce the note receivable reserve as the terms of the note payable to the Midwest Developer for the territory rights allowed the Company the right to off-set against note receivable for past due balances and (v) expense the remainder amount.

21.      Contra - NPV calc                  L/T Assets                     $207,500
         Deferred Revenue                   Deferred Fran Revenue          $260,000
         N/R reserve                        L/T Assets                     $503,000
         Other expense                      General and Administrative     $29,500
         Note Payable                       L/T Assets                                      $1,000,000

To record note payable on acquisition of market

As a result, immediately following this transaction, the Company's balance sheet reflected a net payable of $289,000 to the Midwest Developer.

As part of the MRA, the Company entered into a Management Agreement whereby the
Company hired and managed employees to run the Midwest Developers stores. The
Company recorded payroll expense for the Company employees that worked in the
Midwest Developer stores. Since the Company was recording transactions with the
Midwest Developer on a cash basis, revenue related to these employees was recorded to the extent that cash was received. The Company recorded a loss of approximately $600,000 to support the Midwest Developer's operations as cash paid to the employees by the Company exceeded reimbursements from the Midwest
Developer.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

22.      Payroll Expense                    Franchise Support Expense      $2,040,000
         Cash                               Cash                                            $2,040,000
         Cash                               Cash                           $1,150,000
         Payroll Revenue                    Franchise Revenue                               $1,150,000

To record payroll paid by Jamba for Midwest Developer employees and revenue to the extent cash was received.

The Company also adjusted its note receivable to the extent that the offset rights could be recorded (Note payable in excess of note receivable) for payroll advances not received.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

23.      Note Receivable                    L/T Assets                     $289,500
         Payroll Revenue                    Franchise Revenue                               $289,500

The $289,000 represents recognition to the extent of the offset rights.
[$1,000,000 note payable less NPV discount of $207,500=$792,500 or total available for offset. $792,500 less $503,000 offset from note receivable at time of transaction=$289,500 available to offset shortfall from payroll reimbursement]

                                                                               7

The Company did receive certain cash payments from Midwest Developer for admin fees, royalties, advertising contribution and the payment of the note.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

24.      Cash                               Cash                           $80,000
         Note Receivable                    L/T Assets                                      $80,000

To record cash received against note receivable

25.      Note Receivable                    L/T Assets                     $80,000
         Royalty Revenue                    Franchise Revenue                               $66,000
         Interest income                    Interest expense, net                           $14,000

Record the revenue to extent of cash received and new amounts added to note which was still fully offset by the note payable.

Midwest Developer opened one additional store in fiscal 2003. The Company billed and received front end fee revenue related to this store as well as recognized additional territory revenue.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

26.      Deferred Territory - S/T           Deferred Fran Revenue          $10,000
         Territory Revenue                  Franchise Revenue                               $10,000

Entry is to record the recognition of revenue for the additional store opened.

27.      Deferred Front End Fees            Deferred Fran Revenue          $10,000
         Front End Fee Revenue              Franchise Revenue                               $10,000

As Heartland had closed one store in Illinois this fiscal year, they were given a partial transfer of the front end fee with opening this new store. The Company recorded $10,000 revenue on the store with $10,000 debit to deferred revenue.

28.      Cash                               Cash                           $116,000
         Accounts Receivable                Accounts Receivable            $55,000
         Royalty Revenue                    Franchise Revenue              $61,500
         Advertising Contribution           Other operating expense                         $177,000
         Interest income                    Interest expense, net                           $27,000
         Payroll Revenue                    Franchise Revenue                               $22,500
         Admin Revenue                      Franchise Revenue                               $6,000

Entry to record miscellaneous cash receipts and in recognition of revenue.

The Company recognizes that the accounts receivable of $55,000 was recorded in error as the Company was accounting for transactions with the Midwest Developer on the cash basis at this time. However, the impact of the $55,000 is deemed immaterial to financial statements as a whole.

                                                                               8

THE COMPANY'S BALANCE SHEET REFLECTED THE FOLLOWING BALANCES AT FISCAL 2003 YEAR
END RELATED TO THE MIDWEST DEVELOPER:

         Accounts Receivable                Accounts Receivable            $55,000
         Note Receivable                    L/T Assets                     $792,500
         Note Payable                       L/T Assets                                      $1,000,000
         Contra - NPV calc                  L/T Assets                     $207,500
         Deferred Fran Revenue                                                              $107,500

FISCAL 2004

Midwest Developer opened 1 store in Minneapolis in 2004. The Company billed and received front end fee revenue related to this store in 2004 as well as recognized additional territory revenue.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

29.      Deferred Territory - S/T           Deferred Fran Revenue          $10,000
         Territory Revenue                  Franchise Revenue                               $10,000

Entry is to record the recognition of revenue for the additional store opened.

30.      Cash                               Cash                           $12,500
         Deferred Front End Fees            Deferred Fran Revenue                           $2,500
         Front End Fee Revenue              Franchise Revenue                               $10,000

The Company recorded revenue on the straight line basis for front end fees.

During fiscal 2004, the Company continued to employ and manage the Midwest
Developer's stores. The Company recorded a loss of approximately $1,900,000 to support the Midwest Developer's operations as cash paid to employees exceeded the cash received from the Midwest Developer.

31.      Payroll Expense                    Franchise Support Expense      $3,604,000
         Cash                               Cash                                            $3,604,000
         Cash                               Cash                           $1,553,000
         Payroll Revenue                    Franchise Revenue                               $1,553,000

To record payroll paid by Jamba for Midwest Developer employees and revenue to the extent cash was received.

The Company also adjusted its Note Receivable to the extent that the offset rights could be recorded (Note Payable in Excess of Note Receivable) for payroll advances not received.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

32.      Note Receivable                    L/T Assets                     $153,000
         Payroll Revenue                    Franchise Revenue                               $153,000

The $153k represents recognition to the extent of the offset rights.

                                                                               9

The Company recorded interest expense for the amortization of the note payable
NPV balance.

33.      Interest Expense                   Interest expense, net          $79,250
         Contra - NPV calc                  L/T Assets                                      $79,250

To record 13 periods of amortization on the contra asset for the NPV on the note payable

As part of the fiscal 2003 purchase agreement for the Illinois development rights, the Company owed $250,000 on the first anniversary of the note payable.
However as Midwest Developer still owed the Company significant amounts from the note receivable and un-reimbursed payroll expense this payment was not made in cash. The Company exercised its right of offset against amounts receivable. The entry to reduce the note payable was credited against un-reimbursed payroll advances.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

34.      Note Payable                       L/T Assets                     $250,000
         Payroll advances receivable        L/T Assets                                      $250,000

The Company received payments on the note receivable and additional cash payments for admin fees, franchise royalties, advertising contributions and interest receivable on the note. The related revenue was recorded on a cash basis as received.

35.      Cash received for note             Cash                           $165,000
         Cash received for AR               Cash                           $261,500
         Admin Revenue                      Franchise Revenue                               $73,000
         Royalty Revenue                    Franchise Revenue                               $219,000
         Advertising Contribution           Other operating expense                         $111,000
         Interest Income                    Interest expense, net                           $23,500

To record revenue to the extent cash was received.

36.      Cash                               Cash                           $135,750
         Accounts Receivable                Accounts Receivable                             $62,000
         Note Receivable                    L/T Assets                                      $73,750

To record additional cash receipts.

THE COMPANY'S BALANCE SHEET REFLECTED THE FOLLOWING BALANCES AT FISCAL 2004 YEAR
END RELATED TO THE MIDWEST DEVELOPER:

         Note /PR Receivable                L/T Assets                     $621,750
         Note Payable                       L/T Assets                                      $750,000
         Contra - NPV calc                  L/T Assets                     $128,250
         Deferred Fran Revenue                                                              $100,000
         Accounts Receivable                Accounts Receivable                             $7,000

                                                                              10

FISCAL 2005

In fiscal 2005, the Company purchased the 8 stores in the Chicago market owned and operated by the Midwest Developer. The Company paid $956,000 in cash for the stores. The agreement stipulated a purchase price of $2,600,000, with offsets being taken for the accumulation of payroll related accounts receivable owed by the Midwest Developer. However, consistent with the accounting treatment with the purchase of the development rights in fiscal 2003, the purchase entry was only recorded on the basis of actual cash paid. The remaining $750,000 due on the note payable to the Midwest Developer for the Illinois development rights was also credited against the purchase price of the stores.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

37.      Note Payable                       L/T Assets                     750,000
         Fixed Assets                       PP&E, net                      832,650
         Inventory                          Inventory                      53,250
         Operating Fund                     Cash                           13,000
         Lease Deposits                     L/T Assets                     20,500
         Deferred Rent                      Deferred Rent & L/T Liab.      6,800
         Contra NPV                         L/T Assets                                      128,250
         Note Receivable                    L/T Assets                                      288,500
         Payroll advance                    L/T Assets                                      240,750
         Bonus & Vacation Accrual           Accrued compensation                            38,000
         Accounts Receivable                Accounts Receivable                             24,250
         Other expense                      Other operating expense                         1,000
         Cash                               Cash                                            955,450

Following the purchase of the 8 stores in Chicago, the Company continued to employ and manage the Midwest Developer's stores in the Minneapolis market.
Payroll expense was recorded for the employees provided by the Company to
Midwest Developer. Revenue was recorded for the amount reimbursed in cash.

         ACCOUNT DESCRIPTION                FINANCIAL STATEMENT LINE       DR               CR
         -------------------                ------------------------       --               --

38.      Payroll Expense                    Franchise Support Expense      $460,000
         Cash                               Cash                                            $460,000
         Cash                               Cash                           $460,000
         Payroll Revenue                    Franchise Revenue                               $460,000

To record payroll paid by Jamba for Midwest Developer employees and revenue to the extent cash was received.

                                                                              11

The Company received payments on the remaining note receivable and additional cash payments for admin fees, franchise royalties, advertising contributions and interest receivable on the note. The related revenue was recorded on a cash basis as received.

39.      Cash payments for note             Cash                           $175,000
         Cash received for AR               Cash                           $29,000
         Admin Revenue                      Franchise Revenue                               $34,000
         Royalty Revenue                    Franchise Revenue                               $110,000
         Advertising Contribution           Other operating expense                         $55,000
         Interest Income                    Interest expense, net                           $5,000

To record revenue to the extent cash was received.

         Cash                               Cash                           $34,250
         Accounts Receivable                Accounts Receivable            $60,750
         Note /PR Receivable                L/T Assets                                      $92,500
         Deferred Front End Fees            Deferred Fran Revenue                           $2,500

Entry to net out Midwest Developer accounts.

THE COMPANY'S BALANCE SHEET REFLECTED THE FOLLOWING BALANCE AT FISCAL 2005 YEAR
END RELATED TO THE MIDWEST DEVELOPER:

         Deferred Fran Revenue                                          $102,500

FISCAL 2006

There have been no subsequent transactions or changes to the Company's accounting policies and practices with the Midwest Developer. Payroll expense is recorded as incurred. Payroll revenue is recorded upon receipt of cash.
Administrative revenue, royalties and advertising contributions are recorded when cash is received.

SUMMARY
-------

Since the start of the transaction in 1999, the Company paid the Midwest
Developer $2.0 million in cash (net of amounts received from the Midwest
Developer) and recorded this as $1.2 million of expense and $0.8 million of fixed assets.

                                                                              12

                  MIDWEST DEVELOPER ACCOUNTING FY 1999 - FY 2005 T-ACCOUNTS

1999       Cash                               A/R                                     A/R Reserve           Def Franchise Rev
     -----------------------------      ------------------------------        ---------------------------  ----------------------

   1          500,000                                                                                                   (80,000)1
                                                                                                                       (420,000)1

                                                   0             0                      0           0              0   (500,000)

              500,000                                            0                                  0                  (500,000)

                 -----------------
                               0   totals
                 -----------------

2000       Cash                               A/R                                    A/R Reserve                Def Franchise Rev
     -----------------------------      ------------------------------        ----------------------------     ------------------

              500,000                                                                                                  (500,000)
                                                                                                             2 80,000
   3          100,000                 4      167,000                                                                    (20,000)3
   5           85,000                                      (85,000)5

              685,000          0             167,000       (85,000)                     0           0          80,000  (520,000)
              685,000                         82,000                                                0                  (440,000)

        Note Receivable                   Note Rec Reserve                       Franchise Revenue               Exp (Adv Conrtib)
     -----------------------------      ------------------------------        ----------------------------     --------------------

                                                                                              (80,000)2                 (65,000)4
                                                                                              (80,000)3
                                                                                             (102,000)4

                    0          0                   0             0                      0    (262,000)              0   (65,000)

                    0                                            0                           (262,000)                  (65,000)

                     -----------
                               0 totals
                     -----------

2001       Cash                               A/R                                   A/R Reserve                   Def Franchise Rev
     -----------------------------      ------------------------------        ----------------------------     --------------------

              685,000                         82,000                                                0                  (440,000)
   7           87,500                 8      209,000                                                         6 70,000
   9           29,000                                      (29,000)9                         (262,000)10                (17,500)7
                                     11      114,000                                         (114,000)11

              801,500          0             405,000       (29,000)                     0    (376,000)         70,000  (457,500)
              801,500                        376,000                                         (376,000)                 (387,500)

        Note Receivable                   Note Rec Reserve                        Franchise Revenue             Exp (Adv Contrib)
     -----------------------------      ------------------------------        ----------------------------     --------------------

                                                                                             (262,000)                  (65,000)
                                                                                              (70,000)6                 (75,000)8
                                                                                              (70,000)7
                                                                                             (134,000)8

                    0          0                   0             0                      0    (536,000)              0  (140,000)
                    0                                            0                           (536,000)                 (140,000)

           Bad Debt Expense
   -----------------------------

 10     262,000

         262,000               0
         262,000
                     -----------
                               0 totals
                     -----------

2002             Cash                               A/R                                A/R Reserve               Def Franchise Rev
     -----------------------------      ------------------------------        -------------------------------  --------------------

              801,500                        376,000                                         (376,000)                 (387,500)
  15           28,000                                     (146,000)12   12        146,000
                                                          (230,000)13   14        230,000

              829,500          0             376,000      (376,000)               376,000    (376,000)              0  (387,500)
              829,500                              0                                                0                  (387,500)

          S/T Note                         S/T Note
         Receivable                       Rec Reserve                              Franchise Revenue            Exp (Adv Contrib)
     -----------------------------      ------------------------------        -------------------------------  --------------------

                                                                                             (536,000)                 (140,000)
  13          230,000    (28,000)    15                   (230,000)14
                                     15       28,000                                          (11,000)15                (17,000)15
  16          491,000                                     (491,000)16

              721,000    (28,000)             28,000      (721,000)                     0    (547,000)              0  (157,000)
              693,000                                     (693,000)                          (547,000)                 (157,000)

           Bad Debt Expense
----------------------------------
              262,000

              262,000          0
              262,000
                     -----------
                               0 totals
                     -----------

2003           Cash                                 A/R                            A/R Reserve
     -----------------------------      -------------------------------  ------------------------------

              829,500                              0                                                0
                                     28       55,000
                      (2,040,000)22
  22        1,150,000
  24           80,000
  28          116,000

            2,175,500 (2,040,000)             55,000             0                      0           0
              135,500                         55,000                                                0

         Def Franchise Rev                     S/T Note Receivable             S/T Note Rec Reserve
   ------------------------------      --------------------------------  -----------------------------

                        (387,500)            693,000                                         (693,000)
                                      17      60,000                                          (60,000)17
                                                          (250,000)18   18        250,000
  21          260,000                                     (503,000)19   20        503,000
  26           10,000
  27           10,000

              280,000   (387,500)            753,000      (753,000)               753,000    (753,000)
                        (107,500)                  0                                    0

        L/T Note Receivable                 L/T Note Rec Reserve               Contra - NPV Calc               Note Payable
   ------------------------------      -------------------------------   -----------------------------    -------------------------
                                                                 0

                    0                              0                                    0
                                                                        21        207,500                             (1,000,000)21
  19          503,000                                     (503,000)20
  23          289,500                21      503,000
                         (80,000)24
  25           80,000

              872,500    (80,000)            503,000      (503,000)               207,500           0               0 (1,000,000)
              792,500                              0                              207,500                             (1,000,000)

          Bad Debt Expense                       Exp (Adv Contrib)                Other Expense               Franchise Revenue
   ------------------------------      ------------------------------    -----------------------------    -------------------------

              262,000                                     (157,000)                                                     (547,000)
                                                          (177,000)28   21         29,500                                (66,000)25
                                                                                                         28    61,500    (10,000)26
                                                                                                                         (10,000)27
              262,000          0                   0      (334,000)                29,500           0
              262,000                                     (334,000)                29,500                      61,500   (633,000)
                                                                                                                        (571,500)

     Franchise Supp (Payroll)              Franchise Rev (Payroll)                Interest Exp, Net             Administrative Rev
   ------------------------------      ------------------------------      ---------------------------    -------------------------

                                                   0                                    0                                      0
  22        2,040,000                                   (1,150,000)22                         (14,000)25                  (6,000)28
                                                          (289,500)23                         (27,000)28
                                                           (22,500)28
            2,040,000          0
            2,040,000

                                                   0    (1,462,000)                     0     (41,000)
                                                        (1,462,000)                           (41,000)              0     (6,000)

               55,000 AR/Res/NP/NR
    -----------------
                    0           totals
    -----------------
                    0           totals

2004              Cash                               A/R                                A/R Reserve             Def Franchise Rev
     -----------------------------      ------------------------------      ------------------------------  -----------------------

              135,500                         55,000             0                      0           0               0   (107,500)
  30           12,500                                      (62,000)36                                     29   10,000
                       3,604,000)31                                                                                       (2,500)30
  31        1,553,000
  35          165,000
  35          261,500
  36          135,750

            2,263,250 (3,604,000)             55,000       (62,000)                     0           0          10,000   (110,000)
                      (1,340,750)                           (7,000)                                 0                   (100,000)

      L/T Note & PR Receivable              L/T Note  Rec Reserve                   Contra - NPV Calc            Note Payable
     -----------------------------      ------------------------------      ------------------------------  -----------------------

              792,500          0                   0                              207,500           0                 (1,000,000)
                        (250,000)34                                                           (79,250)33  34  250,000

  32          153,000
                         (73,750)36
                                                   0             0                207,500     (79,250)        250,000 (1,000,000)
                                                   0                              128,250                               (750,000)

              945,500   (323,750)
              621,750

           Franchise Revenue                 Exp (Adv Contrib)                     Other Expense                Bad Debt Expense
     -----------------------------      ------------------------------      -----------------------------   -----------------------

                    0   (571,500)                  0      (334,000)                29,500                     262,000          0
                         (10,000)29
                         (10,000)30
                        (219,000)35                       (111,000)35
                                                                                   29,500           0         262,000          0
                    0   (810,500)                  0      (445,000)                29,500                     262,000
                        (810,500)                         (445,000)

      Franchise Supp (Payroll)              Franchise Rev (Payroll)                Interest Exp, Net
     -----------------------------      ------------------------------      ----------------------------------

            2,040,000          0                   0    (1,462,000)                     0     (41,000)
  31        3,604,000                                   (1,553,000)31   33         79,250
                                                          (153,000)32                         (23,500)35

            5,644,000          0                   0    (3,168,000)                79,250     (64,500)
            5,644,000                                   (3,168,000)                14,750

         Administrative Rev
     -----------------------------

                          (6,000)
                         (73,000)35

                                              (7,000)AR/Res/NP/NR
                                        -----------------
                    0    (79,000)                  0        totals
                                        -----------------
                         (79,000)                  0        totals

2005             Cash                               A/R                            A/R Reserve                 Def Franchise Rev
     -----------------------------      ------------------------------      ------------------------------- -----------------------

                      (1,340,750)                           (7,000)                     0           0               0   (100,000)
  37           13,000   (955,450)37                        (24,250)37                                                     (2,500)40
  38          460,000                40       60,750
                        (460,000)38
  39          175,000
  39           29,000
  40           34,250

              711,250 (2,756,200)             60,750       (31,250)                     0           0               0   (102,500)
                      (2,044,950)             29,500                                                0                   (102,500)

      L/T Note & PR Receivable             L/T Note Rec Reserve                      Note Payable               Contra - NPV Calc
     ----------------------------       -----------------------------       ------------------------------  -----------------------

              621,750          0                   0             0                           (750,000)        128,250          0
                        (288,500)37                                     37        750,000                               (128,250)37

                         (92,500)40
                        (240,750)37
                                                   0             0                750,000    (750,000)        128,250   (128,250)
                                                   0                                                0               0

              621,750   (621,750)
                    0

                Inventory                        Fixed Assets                      Lease deposits            Accrued Compensation
     ----------------------------       -----------------------------       ------------------------------  -----------------------

                    0                              0                                    0                          0
  3            53,250                37      832,650                    37         20,500
                                                                                                                         (38,000)37

               53,250          0             832,650             0                 20,500           0               0    (38,000)
               53,250          0             832,650             0                 20,500           0               0    (38,000)

            Deferred Rent                Franchise Rev (Payroll)                 Interest Exp, Net              Franchise Revenue
     ----------------------------      ------------------------------       -----------------------------   -----------------------

                               0                   0    (3,168,000)                14,750           0               0   (810,500)
  37            6,800                                     (460,000)38                          (5,000)39                (110,000)39

                6,800          0                   0    (3,628,000)                14,750      (5,000)              0   (920,500)
                6,800          0                        (3,628,000)                 9,750                               (920,500)

          Administrative Rev                  Bad Debt Expense                    Exp (Adv Contrib)         Franchise Supp (Payroll)
     ----------------------------      -------------------------------      -----------------------------   -----------------------

                         (79,000)            262,000             0                      0    (445,000)      5,644,000          0
                         (34,000)39                                                           (55,000)39  38  460,000

                    0   (113,000)            262,000             0                      0    (500,000)      6,104,000          0
                    0   (113,000)            262,000                                         (500,000)      6,104,000

              Other Expense
     ----------------------------

               29,500
                          (1,000)37

               29,500     (1,000)
               28,500

                    0     totals

26.  IN YOUR RESPONSE TO PRIOR COMMENT 58 OF OUR LETTER DATED JULY 25, 2006, YOU
     STATE $1,250,000 WAS NEGOTIATED TO BE FAIR AND REASONABLE BASED ON AN
     ANALYSIS AND EVALUATION OF THE CURRENT AND FUTURE POTENTIAL OF THE ILLINOIS
     MARKET. AS DISCUSSED IN PARAGRAPH 9 AND PARAGRAPHS B38-B43 OF SFAS 142, AN
     INTANGIBLE ASSET SHOULD BE INITIALLY RECOGNIZED AND MEASURED BASED ON ITS
     FAIR VALUE. PLEASE CLARIFY WHAT AMOUNT MANAGEMENT DETERMINED TO BE THE FAIR
     VALUE OF THE ACQUIRED DEVELOPMENT RIGHTS. IT DOES NOT APPEAR TO BE
     S1,250,000, CONSIDERING THE DISCOUNT ON THE NOTE OF $207,500 AND THE ENTRY
     TO DEFERRED REVENUE OF $260,000.

     This entry was not recorded in accordance with SFAS No. 142. No intangible asset was created. The Company accounted for this transaction as a repossessed franchisee as described in paragraphs 18 and 19 of SFAS No. 45.
     All remaining deferred revenue associated with the franchisees repossessed territory was reversed as discussed on p. 6 of the Midwest Developer
     Transaction Timeline shown in journal entry #21.

27.  PLEASE CLARIFY WHETHER YOU CONSIDERED THE NOTE RECEIVABLE COLLECTABLE, ON
     ITS OWN, WITHOUT CONSIDERATION OF FUTURE OFFSET AGAINST YOUR NOTE PAYABLE.
     BASED ON THE RESERVE RECORDED PRIOR TO THIS TRANSACTION, IT APPEARS YOU
     CONSIDERED PAYMENT DOUBTFUL. EXPLAIN HOW THIS RELATES TO YOUR CONSIDERATION
     OF THE FAIR VALUE OF THE DEVELOPMENT RIGHTS AT THE TIME OF ACQUISITION. IN
     OTHER WORDS, IF YOU CONSIDERED OFFSET OF THE NOTES RECEIVABLE AND PAYABLE
     TO BE LIKELY AT THE TIME OF THE ACQUISITION, IT WOULD APPEAR THAT THE
     NEGOTIATED FAIR VALUE OF THE DEVELOPMENT RIGHTS WAS SUBSTANTIALLY LESS THAN
     $782,500.

     At the time of acquisition, the Company did not consider the note receivable to be collectible and the fair value of the development rights was not considered as the Midwest Developer was determined to be a repossessed franchisee and therefore accounted for as such in accordance with paragraphs 18 and 19 of SFAS 45.

28.  ACCORDING TO YOUR RESPONSE TO PRIOR COMMENT 58 OF OUR LETTER DATED JULY 25,
     2006, THE FIRST $250,000 INSTALLMENT WAS NOT PAID IN CASH, BUT WAS RECORDED
     WITH A CREDIT TO ACCOUNTS RECEIVABLE FROM THE MIDWEST DEVELOPER. PLEASE
     CLARIFY THE ACCOUNT THAT WAS DEBITED. YOU STATE THIS ENTRY HAD NO EFFECT ON
     THE CONSOLIDATED FINANCIAL STATEMENTS. PLEASE EXPLAIN WHY THE FORGIVENESS
     OF THIS AMOUNT RECEIVABLE DID NOT RESULT IN EXPENSE OR AN ASSET RELATED TO
     THE DEVELOPMENT RIGHTS.

     As noted in journal entry #18 on the Midwest Developer Transaction
     Timeline, the first $250,000 installment was recorded as a credit to
     Accounts Receivable and a debit to Note Receivable Reserve. The forgiveness of this loan was not recorded as an expense nor an asset related to the development rights since the transaction was recorded on a cash basis and was not initially recorded as revenue or an asset and the amount of the receivable had been fully reserved.

29.  WE NOTE THE BAD DEBT RESERVE RELATED TO HEARTLAND TOTALED $689,000 AT THE
     END OF 2002, AND A RESERVE OF $503,000 EXISTED WHEN THE $1 MILLION NOTE
     PAYABLE WAS RECORDED. HOWEVER, BAD DEBT EXPENSE RECORDED FOR TRANSACTIONS
     RELATED TO HEARTLAND APPEARS TO HAVE ONLY BEEN $262,000, BASED ON YOUR
     PRIOR SUPPLEMENTAL RESPONSES. PLEASE TELL US WHAT ACCOUNT WAS DEBITED WHEN
     THE REMAINDER OF THE NOTES RECEIVABLE RESERVE WAS ESTABLISHED.

     The bad debt reserve for Heartland totaled $693,000 at the end of 2002 as noted on p.5 of the Midwest Developer Transaction Timeline. The Company
     recognizes that this is a $4,000 difference from the $689,000 as previously provided and believes that this immaterial difference resulted as the account was improperly reconciled. Subsequent to fiscal 2002, the Company recorded an additional receivable and the related reserve of $60,000 (see journal entry #17 of the Midwest Developer Transaction Timeline) and applied the first installment of the Note referred to in Comment #28 above.
     This brought the balance of the receivable to $503,000. The Midwest
     Developer had contractual obligations to pay royalties and contribute to the advertising fund. Since the Company was recording the transactions on a cash basis, no revenue was recorded when the receivables were booked. The reserve account was immediately credited at the time of the recording of the receivable. The journal entry to account for the note payable for the
     Companys acquisition of the Illinois market from the Midwest Developer is shown in journal entry #21 of the Midwest Developer Transaction Timeline.

30.  BASED ON YOUR RESPONSE TO PRIOR COMMENT 58 OF OUR LETTER DATED JULY 25,
     2006, IT APPEARS THE COST FOR THE DEVELOPMENT RIGHTS RELATED TO THE
     $1,000,000 NOTE PAYABLE MAY HAVE BEEN $533,000, AFTER ACCOUNTING FOR THE
     DISCOUNT ON THE NOTE AND THE REVERSAL OF DEFERRED REVENUE, AND THAT
     $503,000 WAS DEBITED TO REMOVE THE RESERVE ON THE NOTE RECEIVABLE FROM THE
     DEVELOPER. PLEASE EXPLAIN WHY THE COST FOR THE DEVELOPMENT RIGHTS WAS NOT
     RECORDED AS EXPENSE OR AN ASSET RELATED TO THE DEVELOPMENT RIGHTS. IT WOULD
     APPEAR THE REVERSAL OF A RESERVE ON THE NOTE WOULD BE A SEPARATE
     TRANSACTION POSSIBLY INVOLVING AN ENTRY TO BAD DEBT EXPENSE. PROVIDE AN
     EXPLANATION OF YOUR ACCOUNTING TREATMENT. IF YOU BELIEVE THE IMPACT OF THIS
     ACCOUNTING TREATMENT ON THE FINANCIAL STATEMENTS IS IMMATERIAL, PLEASE
     EXPLAIN WHY.

     As explained in the Midwest Developer Transaction Timeline, all transactions with the Midwest Developer were recorded on a cash basis since fiscal 2001. The cost of the development rights was not recorded as an expense nor an asset since the transaction was recorded on a cash basis. In conjunction with the cash basis of accounting, the Company also had not recorded an entry to bad debt expense upon the reversal of the reserve on the note as the initial recording of the note was recorded as a debit to
     Notes Receivable and a credit to Notes Receivable Reserve (see journal entries #19 and #20 of the Midwest Developer Transaction Timeline).

     The Company believes that the accounting treatment of the transactions with the Midwest Developer best reflects the economics of the transactions and is in accordance with repossession of accounting of a franchisee.

31.  AS DISCUSSED IN PRIOR COMMENT 59 OF OUR LETTER DATED JULY 25, 2006, YOU
     RECOGNIZED REVENUE OF $2.8 MILLION ON A CASH BASIS DURING 2004 AND 2003 FOR
     PROVIDING EMPLOYEES TO THE MIDWEST DEVELOPER, INCLUDING $250,000 IN REVENUE
     RECOGNIZED IN 2004 IN THE ENTRY TO OFFSET A PORTION OF THE NOTE PAYABLE.
     THIS REVENUE WAS RECOGNIZED WHILE THE DEVELOPER OWED YOU UNPAID AMOUNTS
     RELATING TO OUTSTANDING ROYALTIES AND ADVERTISING. THESE AMOUNTS RECEIVABLE
     WERE COMBINED IN A NOTE, WHICH APPEARS TO HAVE TOTALED APPROXIMATELY
     $843,000 DURING 2003 AND 2004, AND THERE WAS NO RESERVE. IN YOUR RESPONSE
     TO OUR COMMENT, YOU STATE THE NOTE CALLED FOR A SPECIFIC PAYMENT SCHEDULE
     AND THIS ALLOWED YOU TO IDENTIFY WHICH PAYMENTS RELATED TO THE NOTE
     RECEIVABLE VERSUS NEW REVENUE BEING RECOGNIZED ON A CASH BASIS. HOWEVER,
     FROM YOUR PRIOR SUPPLEMENTAL RESPONSES IT DOES NOT APPEAR THAT ANY PAYMENTS
     WERE MADE ON THIS NOTE. PLEASE PROVIDE US WITH THE DETAILS OF THE PAYMENT
     SCHEDULE AND DISCUSS THE ACTUAL PAYMENTS, IF ANY, MADE BY THE DEVELOPER.
     EXPLAIN WHETHER THE DEVELOPER WAS DELINQUENT WITH RESPECT TO PAYMENTS ON
     THE NOTE AND WHETHER THEY WERE IN DEFAULT UNDER THE AGREEMENT. WE REPEAT
     OUR REQUEST FOR YOU TO EXPLAIN WHY YOU BELIEVE IT WAS APPROPRIATE TO
     RECOGNIZE REVENUE FOR THE PROVISION OF EMPLOYEES WHILE YOU HAD AN
     UNRESERVED NOTE RECEIVABLE FROM THE PARTY. EXPLAIN WHY THE $250,000 NOTE
     PAYMENT DUE IN 2004 WAS RECORDED TO REVENUE, RATHER THAN OFFSET AGAINST THE
     NOTE RECEIVABLE.

     As noted on page 10 of the Midwest Developer Transaction Timeline, the balance of the Note Receivable at the 2004 fiscal year end was $621,750, not $843,000. The Companys payments schedule allowed the Company to identify which payments related to note receivable and which payments versus new revenue being recognized on a cash basis. Payments from the
     Midwest Developer totaled $80,000, $165,000 and $175,000, for fiscal 2003, fiscal 2004 and fiscal 2005, respectively. These cash receipts can be noted
     in journal entries #24, #35, and #39, respectively. The Midwest Developer was not delinquent with respect to its note nor were they in default under the agreement.

     The Company believes that it was appropriate to recognize revenue for the provision of employees since the amount of the note receivable was in effect fully reserved by our payable to the Midwest Developer. The note with the Midwest Developer provided the Company with the right to offset its notes receivable with notes payable. To the extent that the Companys note payable exceeded notes receivable from the Midwest Developer, the
     Company recorded revenue. The Company also notes that it erred in its previous response to the Staff which noted that the $250,000 note was recorded to revenue. As noted in journal entry #34, the $250,000 was recorded as a debit to Note Payable and a credit to Payroll Advances
     Receivable.

32.  FROM YOUR PRIOR SUPPLEMENTAL RESPONSES, IT APPEARS THE $842,500 NOTE
     RECEIVABLE FROM THE MIDWEST DEVELOPER WAS ELIMINATED IN 2005. IT APPEARS
     FROM YOUR RESPONSE TO PRIOR COMMENT 58 THAT $288,000 OF THE NOTE WAS
     FORGIVEN IN CONNECTION WITH YOUR PURCHASE OF THE EIGHT STORES IN THE
     ILLINOIS MARKET. PLEASE TELL US WHETHER THE DEVELOPER PAID THE REMAINDER
     OF THE NOTE RECEIVABLE OR EXPLAIN THE ACCOUNTING TREATMENT IN DETAIL.

     As noted in our response to the Staffs comment in question #31 above and page 10 of the Midwest Developer Transaction Timeline, the balance of the note receivable was $621,750. The $288,500, as noted in journal entry #37 of the Midwest Developer Transaction Timeline, was forgiven in connection with the Companys purchase of the eight stores in the Illinois market. The
     Midwest Developer paid $175,000 as noted in journal entry #39 as noted in the Midwest Developer Transaction Timeline.

33.  IN YOUR RESPONSE TO PRIOR COMMENT (62 OF OUR LETTER DATED JULY 25, 2006,
     YOU STATE, "TO THE EXTENT THE NOTE PAYABLE BALANCE EXCEEDED THE NOTE
     RECEIVABLE AT THE END OF EACH FISCAL YEAR, THIS AMOUNT WAS RECORDED AS A
     CREDIT TO FRANCHISE REVENUE AND A DEBIT TO THE NOTE RECEIVABLE. THIS NETTED
     THE NOTE RECEIVABLE AND NOTE PAYABLE BALANCES TO ZERO." PLEASE TELL US THE
     BALANCES OF THE NOTES PAYABLE AND RECEIVABLE AT THE INCEPTION OF THE NOTE
     PAYABLE AND AS OF EACH FISCAL YEAR-END AND THE AMOUNT OF REVENUE RECOGNIZED
     EACH YEAR AS A RESULT OF THIS TREATMENT. EXPLAIN THE UNDERLYING CAUSES OF
     THE CHANGES IN THE BALANCES, SINCE IT APPEARS THEY DID NOT RESULT FROM
     PAYMENTS ON THE NOTE RECEIVABLE. IT APPEARS THIS $465,000 IN REVENUE IS IN
     ADDITION TO THE $2.8 MILLION IN REVENUE RECOGNIZED FROM CASH PAYMENTS BY
     THE DEVELOPER. AS SUCH, EXPLAIN HOW THIS TREATMENT IS CONSISTENT WITH YOUR
     STATED ACCOUNTING POLICY OF RECOGNIZING REVENUE ON A CASH BASIS.

     The Company refers to the following pages of the Midwest Developer
     Transaction Timeline for year end balances:

     FYE 2000 p.2               FYE 2003p.9
     FYE 2001 p.4               FYE 2004p.10
     FYE 2002 p.5               FYE 2005p.12

     As noted from the Companys response to Comment #31, payments on the note were $80,000, $165,000 and $175,000, for fiscal 2003, fiscal 2004 and fiscal 2005, respectively.

                                       September 25, 2006 E-mail and Attachments
                                       -----------------------------------------

Terrence:

This is a response based on the assumption that the Company determines that it must treat the Unit Purchase Options under EITF 00-19 and, accordingly, restates its financials. The Company has not yet determined to do so (in particular, I am waiting for a follow up call from the Chief Counsel's office on the ability to settle the UPOs privately). However, in the event that the Company concludes that restatement is necessary, we want to make sure that we have done it correctly so that no third restatement is necessary.

INPUT VARIABLES                                      7/28/2005      9/30/2005     12/31/2005       3/31/2006         6/30/2006
                                                    ---------------------------------------------------------------------------

Market Price ($)                                        $ 7.35         $ 7.12         $ 7.13         $ 10.22            $ 9.90
                                                    ---------------------------------------------------------------------------
Exercise Price ($)                                      $ 6.00         $ 6.00         $ 6.00          $ 6.00            $ 6.00
                                                    ---------------------------------------------------------------------------
Term (Enter in yr.)                                       4.00           3.75           3.50            3.25              3.00
                                                    ---------------------------------------------------------------------------
Volatility (enter as %)                                 49.50%         44.30%         41.80%          47.30%            44.00%
                                                    ---------------------------------------------------------------------------
Annual Rate of Quarterly Dividends (enter as %)          0.00%          0.00%          0.00%           0.00%             0.00%
                                                    ---------------------------------------------------------------------------
Discount Rate (Bond Equivalent Yield) (Enter as %)        4.1%           4.1%           4.3%            4.8%              5.0%
                                                    ---------------------------------------------------------------------------

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-Dividend                        7.35           7.12           7.13           10.22              9.90
Present Value of Exercise Price                           5.10           5.15           5.17            5.14              5.17
Cumulative Volatility                                   99.00%         85.79%         78.20%          85.27%            76.21%

CALL OPTION
Proportion of Stock Present Value                       80.62%         78.98%         78.87%          89.10%            89.11%
Proportion of Exercise Price Present Value             -44.99%        -47.93%        -50.80%         -64.77%           -68.10%
CALL OPTION VALUE BLACK SCHOLES VALUE                     3.63           3.15           3.00            5.77              5.30

PUT OPTION
Proportion of Stock Present Value                      -19.38%        -21.02%        -21.13%         -10.90%           -10.89%
Proportion of Exercise Price Present Value              55.01%         52.07%         49.20%          35.23%            31.90%
Put Option Value                                          1.38           1.19           1.04            0.70              0.57

                                                                                             ----------------------------------
MARKET PRICE                                            $ 0.92         $ 0.92         $ 0.80          $ 4.17            $ 3.94

                                                    ---------------------------------------------------------------------------
Discount to market                                       74.7%          70.8%          73.3%           27.7%             25.7%
                                                    ---------------------------------------------------------------------------
If using Yahoo figures
                                                                                             ----------------------------------
Discount to market                                                                                     27.7%             25.7%
                                                                                             -----------------------------------

36.  We note your response with respect to prior comment 70 of our letter dated
     July 25, 2006 stating the option to purchase 750.000 shares is considered an equity instrument since the "underlying shares do not need to be registered, and all other criteria to be accounted for as an equity instrument have been fulfilled." Given that the unit purchase option and the underlying units are registered at the time of effectiveness, it appears you will be required to deliver a current prospectus at the time the unit purchase option is exercised and units are delivered to the holder. In light of this fact, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you will be required to record the fair value of the unit purchase option as a liability at each balance sheet date, with changes to fair value reported on the income statement. Please tell us how you have considered the guidance in EITF 00-19 in your accounting for the unit purchase option. If you conclude liability classification is appropriate, explain the method and assumptions you will use to calculate the fair market value of the options.

After further review of the referenced literature, we have concluded that the unit purchase option itself should have been evaluated under the applicable derivative literature rather than separating the option into two components.
Since the unit purchase option and the underlying units were registered at the time of effectiveness of our original registration statement, we believe that the underlying units should be recorded as a liability pursuant to EITF 00-19.
We have accordingly submitted restated financial statements on Forms 8-K/A,
10-Q/A and 10-K/A reflecting the fair market value of the unit purchase option as a liability at inception and the corresponding expense was charged to transaction expenses. The net effect is a reclassification of the amount from equity to derivative liability. Subsequent changes in the value of the unit purchase option are reflected as an adjustment to the recorded liability with a corresponding entry in the Company's consolidated statement of operations as
"Gain (loss) on derivative liabilities."

The Company used the Black Scholes Pricing Model to determine fair value of the unit purchase option by valuing each of the components of the unit purchase option separately in order to estimate the value of the unit as a whole. The assumptions used in our model were impacted by certain assumptions relating to volatility as well as the probability that the unit purchase options could expire worthless. We assigned a discount to the resulting value under the Black
Scholes Pricing Model to reflect the probability that the unit purchase options could expire worthless. The estimated probability factors were determined based on a comparison of the warrant values using a Black Scholes model to the published market price of the Company's publicly traded warrants. The calculated value in our model used the same input data as the table below titled "Warrant
Assumptions." The assumptions regarding volatility are explained in greater detail below in the response to Comment 37.

The specific assumptions used in our model were as follows:

OPTION ASSUMPTIONS           7/7/2005    9/30/2005     12/31/2005    3/31/2006     6/30/2006

Market price               $    7.35    $    7.12    $      7.13    $   10.22    $    9.90
Term in years                   5.00         4.75           4.50         4.25         4.00
Volatility                     49.5%        44.4%          41.8%        53.7%         52.5%
Interest rate                   4.1%         4.1%           4.3%         4.8%          5.0%
Discount/probability           74.7%        70.8%          73.3%        27.7%         25.7%

Included in the option is a warrant to purchase one share for a price of $7.50, the value of the warrant has been included in the calculation of the option. The resulting estimated fair value of the warrant was added to the market price at each respective measurement date when using the market price in the option model above.

WARRANT ASSUMPTIONS        7/7/2005     9/30/2005    12/31/2005     3/31/2006    6/30/2006

Market price             $  7.35         $ 7.12       $  7.13       $  10.22     $  9.90
Term in years               4.00           3.75          3.50           3.25        3.00
Volatility                 49.5%          44.4%         41.8%          47.3%       44.0%
Interest rate               4.1%           4.1%          4.3%           4.8%        5.0%

The Company used the published market prices to value the 17,250 warrants which are traded on the American Stock Exchange. At inception and on September 30,
2005, the price was $0.92. The price of the warrants decreased to $0.80 on
December 31, 2005 and increased to $4.17 and $3.94 on March 31, 2006 and June
30, 2006, respectively.

The calculation explained above for the option resulted in a value per option of
$1.31, $1.20, $0.99, $6.58 and $6.07 respectively, for the measurement dates of
July 7, 2005, September 31, 2005, December 31, 2005, March 31, 2006 and June 30,
2006, respectively.

37.  We note a volatility of 41% was used to calculate the fair value of the unit purchase option as of each balance sheet date from September 30, 2005, through June 30, 2006. Please explain why this estimate has not changed, particularly for periods subsequent to the March 10 merger agreement with
     Jamba Juice. Please clarify whether the estimated volatility of 41% was calculated using the average of the volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

After further review of the literature, we calculated volatility indexes for each measurement date as described below.

The volatility index was calculated according to paragraph A22 of SFAS 123R.
This represents an average of the volatility using daily closing prices for nine comparable companies. Since SACI's initial S-1 filing stated that the target industry for the Company's acquisition would be in the service industry, all comparable companies used in the average are in the service industry. The average market cap is $269 million, which approximates our expectations for the market cap of SVI after an acquisition. The volatility index calculated for the individual companies used five years of history where available. A volatility index was calculated for each sample company for each measurement date and each remaining term. We used the average of the volatility indexes calculated. One of the nine companies selected had only 20 months as a public entity, therefore the 20-month price history was used for this company. Had we used the price history for the time equal in length of the remaining term of the option, the difference would have been immaterial.

                                  Market Cap        Dec-05       Sep-05      Jun-05       Dec-05       Sep-05       Jun-05
                                  in millions

Term                                               4.5 yrs     4.75 Yrs       5 yrs       3.5 yrs     3.75 Yrs       4 yrs
ACE Cash Express                          410        38.4%        42.3%       43.8%         37.7%        39.2%       38.7%
Angelica Corp                             171        31.2%        31.3%       32.1%         29.2%        28.3%       29.8%
Barrett Business Services                 208        76.7%        76.2%       76.9%         73.0%        72.9%       79.6%
Coinmach Service Corp                     881        14.1%        13.7%       15.3%         14.2%        13.9%       15.4%
GP Strategies Inc.                        119        44.7%        47.2%       55.2%         31.1%        35.5%       46.6%
LML Payment Systems                       104        67.8%        69.1%       85.2%         67.6%        69.9%       69.0%
Learning Tree International               144        36.7%        48.7%       56.3%         34.7%        37.0%       37.4%
Team Inc                                  220        40.2%        43.7%       49.8%         38.0%        38.4%       40.7%
Mac-Gray Corp                             160        26.1%        26.8%       31.4%         24.7%        26.7%       26.3%

                                          269        41.8%        44.4%       49.5%         38.9%        40.2%       42.6%

By March 31, 2006, the Company had entered into a merger agreement with the
Jamba Juice Company. We therefore, selected comparable companies that were in the specific fast food service industry in order to calculate a volatility index to be used in the Black Scholes models. The below table shows the individual volatility indexes at two measurement dates using two different periods of measurement. One was used to value the warrant and the other to value the option.

Volatility
                                       Market                 Jun-06                     Mar-06

                                         Cap
Period measured                                         3 year         4 yrs     3.25 yrs     4.25 yrs
BJ's Restaurants                         590             37.6%         41.2%        38.6%        42.9%
California Pizza Kitchen                 603             33.2%         37.5%        35.2%        39.6%
Jones Soda Company                       178             61.1%        101.7%        78.2%       103.2%
Krispy Creme Doughnut                    565             57.5%         53.6%        55.2%        52.3%
Peet's Coffee and Tea                    409             32.2%         36.9%        32.6%        39.3%
Red Robin Gourmet Burgers                757             42.4%         44.2%        44.0%        45.2%
Average                                                  44.0%         52.5%        47.3%        53.7%